                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                     _____________________________________

                                 SCHEDULE 13D
                                (RULE 13d-101)

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               PAYMENTECH, INC.
                               (Name of Issuer)

                         Common Stock, $.01 Par Value
                        (Title of Class of Securities)

                                  336 912 100
                                (CUSIP Number)

                               Michael T. Whealy
                           Executive Vice President
                              and General Counsel
                            First Data Corporation
                           5660 New Northside Drive
                                  Suite 1400
                            Atlanta, Georgia 30328
                                (770) 690-4201
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                March 22, 1999
            (Date of Event which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]


The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 9 Pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 336 912 100                                    PAGE 2 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FIRST DATA CORPORATION      47-0731996
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      WC/OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                     SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*19,979,081 shares of Company Common Stock (as hereinafter defined), representing 55% of the Company Common Stock outstanding, could be deemed to be beneficially owned pursuant to the Stockholder Agreement described in this
Schedule 13D. See Item 4. Each Reporting Person disclaims beneficial ownership of such shares.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 336 912 100                                    PAGE 3 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FDC OFFER CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*19,979,081 shares of Company Common Stock, representing 55% of the Company Common Stock outstanding, could be deemed to be beneficially owned pursuant to the Stockholder Agreement described in this Schedule 13D. See Item 4. Each Reporting Person disclaims beneficial ownership of such shares.

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 336 912 100                                    PAGE 4 OF 9 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FB MERGING CORPORATION
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      AF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          None
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             None*
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          None
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          None*
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      None*
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [X]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      N/A
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
------------------------------------------------------------------------------
                      SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

*19,979,081 shares of Company Common Stock, representing 55% of the Company Common Stock outstanding, could be deemed to be beneficially owned pursuant to the Stockholder Agreement described in this Schedule 13D. See Item 4. Each Reporting Person disclaims beneficial ownership of such shares.

Item 1.  Security and Issuer
----------------------------

     The class of equity securities to which this Schedule 13D relates is the common stock, par value $.01 per share ("Company Common Stock"; shares of Company Common Stock being hereinafter referred to as the "Shares"), of Paymentech, Inc., a Delaware corporation (the "Company"). The Company's principal executive offices are located at 1601 Elm Street, 9th Floor, Dallas, Texas 75201.

Item 2.  Identity and Background
--------------------------------

     This Schedule 13D is being filed jointly by each of (i) First Data Corporation, a Delaware corporation ("First Data"), (ii) FDC Offer Corporation, a Delaware corporation and a wholly-owned subsidiary of First Data ("Holdco"), and (iii) FB Merging Corporation, a Delaware corporation and wholly-owned subsidiary of Holdco ("Merger Sub" and, together with First Data and Holdco, the "Reporting Persons"). The principal business address of each of the Reporting Persons is 5660 New Northside Drive, Suite 1400, Atlanta, Georgia 30328.

     First Data operates in three principal business segments providing high-quality, high-volume information processing and related services to several market sectors: payment instruments, card issuer services and merchant processing services, representing approximately 90% and 80% of First Data's revenues in 1998 and 1997, respectively. Each of Holdco and Merger Sub is a newly incorporated Delaware corporation. To date, neither Holdco nor Merger Sub has conducted any business other than that incident to its formation and the execution and delivery of the Merger Agreement and the Stockholder Agreement, as hereinafter described.

     Certain information required by this Item 2 concerning the directors and executive officers of the Reporting Persons is set forth on Annex I attached hereto, which is incorporated herein by reference.

     During the last five years, none of First Data, Holdco or Merger Sub and, to their best knowledge, none of the persons listed in Annex I hereto has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

          None of the Reporting Persons has acquired any Shares as of the date hereof. The Stockholder Agreement described in Item 4 of this Schedule 13D was entered into by the Reporting Persons, BANK ONE CORPORATION, a Delaware corporation ("Bank One"), and First USA Financial, Inc., a Delaware corporation and wholly-owned subsidiary of Bank One

                                 (Page 5 of 9)

("First USA"), as an inducement to First Data and Merger Sub to enter into the Merger Agreement described in Item 4. Except as set forth in the preceding sentence, none of the Reporting Persons has paid any consideration in connection with entering into the Stockholder Agreement.

           As indicated in Item 4, one or more of the Reporting Persons may in the future acquire Shares of the Company. Holdco may obtain Shares from First USA in exchange for shares of capital stock of Holdco and Merger Sub may obtain shares from stockholders other than First USA in exchange for payment of the Merger Consideration (as hereinafter defined). If undertaken, funds for such acquisitions may come from a variety of sources, including the working capital of First Data or funds from newly issued indebtedness of First Data or the
proceeds thereof.   Pursuant to each of the Merger Agreement and the Stockholder
Agreement described in Item 4, First Data will contribute to Holdco cash in the amount necessary for the payment of the aggregate Merger Consideration, and each of First Data and First USA will cause Holdco to contribute to Merger Sub all of the Shares it receives from First USA and all of the cash it receives from First Data. The Merger Consideration will be paid to stockholders (other than Merger
Sub) by the Surviving Corporation (as hereinafter defined).

Item 4.  Purpose of Transaction
-------------------------------

           On March 22, 1999, First Data, Merger Sub and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition by First Data of all of the outstanding Shares other than Shares owned by Bank One and its subsidiaries. Pursuant to the Merger Agreement, among other things, Merger Sub will be merged with and into the Company (the "Merger"), with the Company continuing as the surviving corporation (the "Surviving Corporation"). As a result of the Merger, all of the issued and outstanding Shares (other than Shares owned by the Company, First Data, Bank One, Holdco or any of their respective subsidiaries) will be converted into the right to receive $25.50 in cash per Share (the "Merger Consideration"). Pursuant to the Merger Agreement, (i) the directors of Merger Sub at the effective time of the Merger will become directors of the Surviving Corporation, and (ii) the officers of the Company at the effective time of the Merger will be the officers of the Surviving Corporation.

           Consummation of the Merger is conditioned upon, among other things, approval of the Merger by holders of a majority of the outstanding Shares, which majority shall, unless otherwise agreed by the Company, First Data and Bank One, include not less than 66 % of the outstanding Shares not owned directly or indirectly by Bank One, First Data or their respective affiliates or associates including, without limitation, Holdco and Merger Sub. First USA currently owns approximately 55% of the economic interest and the voting power of the Company Common Stock and has agreed to vote its Shares in favor of the Merger. See the description of the Stockholder Agreement below.

                                 (Page 6 of 9)

           It is anticipated that, as a result of the Merger, the Company Common Stock will be delisted from the New York Stock Exchange and terminated from registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended. A copy of the Merger Agreement is included as Exhibit 99(a) hereto and the description of the Merger Agreement contained herein is qualified in its entirety by reference to such exhibit, which is incorporated by reference.

           Concurrently with the execution of the Merger Agreement, in order to induce First Data and Merger Sub to enter into the Merger Agreement, the Reporting Persons, Bank One and First USA entered into the Stockholder Agreement (the "Stockholder Agreement"). First USA is the owner of 19,979,081 Shares (the "First USA Shares"), representing approximately 55% of the outstanding Shares. Pursuant to the Stockholder Agreement, among other things, First USA has agreed to vote the First USA Shares in favor of the Merger Agreement and the approval of the Merger and generally to vote the First USA Shares against any of the following involving the Company or any of its subsidiaries or affiliates (other than the Merger and the transactions contemplated by or required to implement the Merger Agreement, the Stockholder Agreement and the Contribution Agreement):
(i) any extraordinary corporate transaction (such as a merger or other business combination), (ii) any sale, transfer or disposition of any assets outside the ordinary course of business, or (iii) any reorganization, recapitalization, dissolution or liquidation. Pursuant to the Stockholder Agreement, Bank One and First Data have agreed to combine their ownership interest in the Company.

           A copy of the Stockholder Agreement is filed as Exhibit 99(b) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

           In addition, on March 22, 1999, Bank One and First Data entered into a Contribution Agreement pursuant to which, following the Merger, the Company will contribute substantially all of its assets and liabilities to Banc One Payment Services, L.L.C., the existing merchant bank alliance between Bank One and First Data (the "Alliance"), in exchange for a membership interest in the Alliance.

           A copy of the Contribution Agreement is filed as Exhibit 99(c) hereto and the description contained herein is qualified in its entirety by reference to such exhibit, which is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

           By reason of the Stockholder Agreement described in Item 4, the Reporting Persons may be deemed to be beneficial owners of the First USA Shares and may be deemed to have shared power to vote or direct the vote of the First USA Shares or shared power to dispose or direct the disposition of the First USA Shares. The First USA Shares represent approximately 55% of the outstanding Shares, based upon the number of Shares outstanding at the close of

                                 (Page 7 of 9)
business on January 30, 1999. Because of the limited nature of the Stockholder Agreement, each Reporting Person expressly disclaims beneficial ownership of the First USA Shares.

           Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I hereto beneficially owns any shares of Company Common Stock. Except as described in this Schedule 13D, none of the Reporting Persons nor, to the best of their knowledge, any of the persons listed in Annex I hereto has effected any transactions in Company Common Stock during the past 60 days.

Item 6.  Contracts, Arrangements, Understanding or Relationships with Respect to
--------------------------------------------------------------------------------
Securities of the Issuer.
------------------------

           Other than the Merger Agreement, the Stockholder Agreement and the Contribution Agreement described in Item 4 of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons or the persons listed in Annex I hereto and any person with respect to Company Common Stock.

Item 7.  Material to be Filed as Exhibits.
------------------------------------------

     99(a) Agreement and Plan of Merger, dated as of March 22, 1999, among
           First Data Corporation, FB Merging Corporation and Paymentech, Inc.

     99(b) Stockholder Agreement, dated as of March 22, 1999, among First Data
           Corporation, FDC Offer Corporation, FB Merging Corporation, BANK ONE CORPORATION and First USA Financial, Inc.

     99(c) Contribution Agreement, dated as of March 22, 1999, between First
           Data Corporation and BANK ONE CORPORATION.

     99(d) Agreement as to Joint Filing of Schedule 13D, dated as of March 31,
           1999, among First Data Corporation, FDC Offer Corporation and FB Merging Corporation.

                                 (Page 5 of 9)

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 31, 1999

                                    FIRST DATA CORPORATION



                                    By: /s/ Thomas A. Rossi
                                       ------------------------------------
                                       Name:  Thomas A. Rossi
                                       Title: Assistant Secretary


                                    FDC OFFER CORPORATION



                                    By: /s/ Thomas A. Rossi
                                       ------------------------------------
                                       Name:  David J. Treinen
                                       Title: President


                                    FB MERGING CORPORATION



                                    By: /s/ David J. Treinen
                                       ------------------------------------
                                       Name:  David J. Treinen
                                       Title: President

                                 (Page 9 of 9)

                                 EXHIBIT INDEX
                                 -------------

Exhibit No.  Description
----------   -----------

     99(a) Agreement and Plan of Merger, dated as of March 22, 1999, among First Data Corporation, FB Merging Corporation and Paymentech, Inc.

     99(b) Stockholder Agreement, dated as of March 22, 1999, among First Data Corporation, FDC Offer Corporation, FB Merging Corporation, BANK ONE CORPORATION and First USA Financial, Inc.

     99(c) Contribution Agreement, dated as of March 22, 1999, between First Data Corporation and BANK ONE CORPORATION.

     99(d) Agreement as to Joint Filing of Schedule 13D, dated as of March 31, 1999, among First Data Corporation, FDC Offer Corporation and FB Merging Corporation.

                                                                         ANNEX I

                      DIRECTORS AND EXECUTIVE OFFICERS OF
                             EACH REPORTING PERSON

          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of First Data are set forth below. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to First Data. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                       FIRST DATA CORPORATION DIRECTORS

NAME                        PRESENT BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
----                        ---------------------------------     ----------------------------
Ben Burdetsky               4619 North Dittmar Road               Professor Emeritus George
                            Arlington, VA 22207                   Washington University

Henry C. Duques             First Data Corporation                Chairman of the Board and Chief
                            One Mack Centre Drive                 Executive Officer
                            Paramus, NJ 07652

Courtney F. Jones           Bankers Trust                         Managing Director - New World
                            130 Liberty Street                    Banking Group of Bankers Trust
                            New York, NY 10006

Robert J. Levenson          First Data Corporation                Executive Vice President
                            One Mack Centre Drive
                            Paramus, NJ 07652

James D. Robinson, III      RRE Investors, LLC                    Chairman of the Board and Chief
                            126 E. 56th Street, 26th Floor        Executive Officer of RRE
                            New York, NY 10022                    Investors, LLC

Charles T. Russell          812 Lamont Avenue                     Retired
                            Novato, CA 94945

Bernard L. Schwartz         Loral Space & Communications, Ltd.    Chairman of the Board and Chief
                            600 Third Avenue, 36th Floor          Executive Officer of Loral Space
                            New York, NY 10016                    & Communications, Ltd.

Joan E. Spero               Doris Duke Charitable Foundation      President of Doris Duke
                            650 Fifth Avenue, 19th Floor          Charitable Foundation
                            New York, NY 10019

                                   Page I-1

Garen K. Staglin            P.O. Box 680                          Chairman of the Board of
                            Rutherford, CA 94573                  Safelite Glass Corporation


                   FIRST DATA CORPORATION EXECUTIVE OFFICERS

NAME                        PRESENT BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
------                      ------------------------              ----------------------------
Eula L. Adams               First Data Corporation                Executive Vice President
                            6200 South Quebec Street
                            Englewood, CO 80111

Lee Adrean                  First Data Corporation                Excecutive Vice President and Chief
                            5660 New Northside Drive              Financial Officer
                            Suite 1400
                            Atlanta, GA 30328

David P. Bailis             First Data Corporation                Executive Vice President
                            10825 Farnam Drive
                            Omaha, NE 68154

Henry C. Duques             First Data Corporation                Chairman of the Board and Chief
                            One Mack Centre Drive                 Executive Officer
                            Paramus, NJ 07652

Charles T. Fote             First Data Corporation                President and Chief Operating Officer
                            6200 South Quebec Street
                            Englewood, CO 80111

Robert J. Levenson          First Data Corporation                Executive Vice President
                            One Mack Centre Drive
                            Paramus, NJ 07652

Michael T. Whealy           First Data Corporation                Executive Vice President, General
                            5660 New Northside Drive              Counsel and Chief Administrative
                            Suite 1400                            Officer
                            Atlanta, GA 30328


          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Holdco are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.

                                   Page I-2

                        FDC OFFER CORPORATION DIRECTORS
                            AND EXECUTIVE OFFICERS

NAME                        PRESENT BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
----                        ------------------------              ------------------------------------
David J. Treinen            First Data Corporation                Senior Vice President of First
                            11718 Nicholas Street                 Data; director and President of
                            Omaha, NE 68154                       Holdco and Merger Sub

Richard J. Aiello           First Data Merchant Services          Senior Vice President of First Data
                            US Value Exchange                     Merchant Services; director and
                            265 Broad Hollow Road                 Secretary of Holdco and Merger Sub
                            Melville, NY 11747


          The name, business address, title, present principal occupation or employment of each of the directors and executive officers of Merger Sub are set forth below. Unless otherwise indicated below, all of the persons listed below are citizens of the United States of America.


                       FB MERGING CORPORATION DIRECTORS
                            AND EXECUTIVE OFFICERS

NAME                        PRESENT BUSINESS ADDRESS              PRESENT PRINCIPAL OCCUPATION
----                        ------------------------              -------------------------------
David J. Treinen            First Data Corporation                Senior Vice President of First
                            11718 Nicholas Street                 Data; director and President of
                            Omaha, NE 68154                       Holdco and Merger Sub


Richard Aiello              First Data Merchant Services          Senior Vice President of First Data
                            US Value Exchange                     Merchant Services; director and
                            265 Broad Hollow Road                 Secretary of Holdco and Merger Sub
                            Melville, NY 11747

                                   Page I-3